Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$250,000,000.00	100.034%	$250,085,000.00	$29,034.87(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $226,285.92 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $29,034.87 registration fee for this offering, $197,251.05 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

AMENDMENT NO. 1 dated August 25, 2011

PRICING SUPPLEMENT NO. 616 dated March 29, 2011

to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium Term Note Program

Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-164694

$750,000,000.00 Floating Rate Notes due April 5, 2013

This document is a pricing supplement. This pricing supplement relates to a total of $750,000,000.00 principal amount of floating rate notes (the Notes), which refers to both the Reopened Notes and the Original Notes, each as defined below. Of this total, $250,000,000.00 principal amount of the Notes (the Reopened Notes) is being initially offered on the date of this amendment no. 1 to pricing supplement no. 616. The remaining $500,000,000.00 principal amount of the Notes (the Original Notes) were issued on April 5, 2011, as described in the pricing supplement no. 616, dated March 29, 2011. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$750,000,000.00 The aggregate principal amount for the Reopened Notes is $250,000,000.00; the aggregate principal amount for the Original Notes is $500,000,000.00.

Principal Amount per Note:	$1,000.00

CUSIP No.:	28264QU93

ISIN No.:	US28264QU939

	Issue price to public for the Original Notes	Discounts and Commissions for the Original Notes	Proceeds to Us for the Original Notes
Per note:	$1,000.00	$0.00	$1,000.00
Total:	$500,000,000.00	$0.00	$500,000,000.00

	Issue price to public for the Reopened Notes	Discounts and Commissions for the Reopened Notes	Proceeds to Us for the Reopened Notes
Per note:	$1,000.34	$0.00	$1,000.34
Total:	$250,085,000.00	$0.00	$250,267,633.68	*

*"Proceeds to Us for the Reopened Notes" includes $182,633.68 (which amounts to 59 days) of accrued interest.

Pricing Supplement dated August 25, 2011

Agents:	For the Original Notes, Deutsche Bank AG, London Branch and Goldman Sachs International; for the Reopened Notes, Deutsche Bank AG, London Branch, HSBC Bank plc and Goldman Sachs International.

The Agents may make sales through their affiliates or selling agents.

Agents acting in the capacity as:	Principal

Trade Dates:	For the Original Notes, March 29, 2011; for the Reopened Notes, August 25, 2011.

Original Issue Dates:	For the Original Notes, April 5, 2011; for the Reopened Notes, September 2, 2011.

Original Issue Prices:	For the Original Notes, 100.00% of the Principal Amount per Note; for the Reopened Notes, 100.034% of the Principal Amount per Note.

Purchase at amount other than Principal Amount:	The amount we will pay you at the stated Maturity Date for your Notes will not be adjusted based on the issue price you pay for your Notes, so if you acquire Notes at a premium (or discount) to the Principal Amount and hold them to the stated Maturity Date, it could affect your investment. The return on your investment in such Notes will be lower (or higher) than it would have been had you purchased the Notes at the Principal Amount.

Maturity Date:	April 5, 2013

Reference Rate:	3-Month USD-LIBOR-Reuters setting as of 11:00 am London time as published on Reuters Screen Page LIBOR01 (or any successor page thereto) on the related Interest Determination Date.

Redemption Amount:	100.00% of the Principal Amount.

Interest Rate:	The Notes bear interest at a variable rate reset for each Interest Period based on the Reference Rate plus 0.20% per annum.

Interest Payment Dates:	July 5, October 5, January 5 and April 5, beginning on July 5, 2011 for the Original Notes and beginning on October 5, 2011 for the Reopened Notes to and including the Maturity Date.

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date.

Interest Reset Date:	The Original Issue Date and quarterly thereafter on each Interest Payment Date.

Interest Period:	Quarterly from and including each Interest Payment Date (or the Original Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Day count convention:	Actual/360

Calculation agent:	Goldman Sachs International

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London and New York City.

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London Business Day:	Any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London.

Business Day convention:	Modified Following, adjusted.

Tax redemption:	We cannot redeem the Notes prior to maturity unless, due to the imposition by the Kingdom of Norway or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the Notes, we would become obligated to pay additional amounts. If such an imposition occurs, we may at our option redeem the Notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice (the Tax Redemption Date). In such event, the Issuer will pay you the Redemption Amount on the Tax Redemption Date.

Additional amounts payable:	Yes

Authorized denominations:	$2,000.00 and integral multiples of $1,000.00 in excess thereof.

Form of notes:	Book-entry

Listing:	We will apply to list the Notes on the NYSE.

Tax consequences:	The Notes will be treated as variable rate debt securities, as described under “Taxation in the United States—Variable rate debt securities” in the accompanying prospectus. In addition, recently enacted legislation may require individual U.S. holders (as defined in the accompanying prospectus) to report to the Internal Revenue Service certain information with respect to their beneficial ownership of the Notes. Investors who fail to report required information could be subject to substantial penalties. In addition, under recently enacted legislation and subject to any future U.S. Treasury regulations promulgated thereunder, beginning in 2012, all payments of the proceeds of a sale, exchange or settlement of the Notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:	The Notes are not renewable notes, asset linked notes, amortizing notes or exchangeable notes, each as described in the prospectus supplement. In addition, there is no optional redemption or extension of maturity in connection with the Notes.

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these Notes are a part. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

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ADDITIONAL INFORMATION

Calculation Agent

We have initially appointed Goldman Sachs International as Calculation Agent for the purpose of determining the Reference Rate and the rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the Calculation Agent shall be final and binding on us and the holders of the Notes. According to the terms of the Calculation Agency Agreement between Goldman Sachs International and Eksportfinans ASA, the Calculation Agent will notify the Issuer, Agent and Trustee of the occurrence or non-occurrence of any event, calculation and/or determination as soon as possible.

Investors may obtain information at any time regarding the calculation of the Reference Rate as published on Reuters Screen LIBOR01 Page by contacting the Calculation Agent. Upon request, the Calculation Agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Principal Amount of the Notes was calculated. Requests to the calculation agent should be addressed to:

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

Historical Information

The following graph sets forth the daily levels of the Reference Rate from July 2006 to July 2011. The information listed below was obtained from Bloomberg without independent verification. The historical levels of the Reference Rate should not be taken as an indication of future performance. The actual performance of the Reference Rate over the life of the Notes may bear little relation to the historical levels of the Reference Rate set forth below.

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Same-Day Funds Settlement and Payment

The initial settlement for the Notes and all payments of principal will be made in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depository’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Original Notes were purchased by the Agents for the Original Notes as principal, pursuant to a terms agreement dated March 29, 2011 between the Agents for the Original Notes and us. The Reopened Notes are being purchased by the Agents for the Reopened Notes pursuant to a terms agreement dated August 25, 2011 between the Agents for the Reopened Notes and us. The initial sale of the Reopened Notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, September 2, 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering of Reopened Notes. The Agents for the Reopened Notes have agreed to pay our out-of-pocket expenses of the issue of the Notes.

From time to time, the Agents and their affiliates have engaged, and in the future may engage, in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, is the Agents (or their affiliates) are our swap counterparties for a hedge of our obligation under the Notes.

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